Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 333-262094

SoundHound Inc. and VIZIO Innovate the Smart TV Experience with Voice AI

Daily voice queries have doubled every quarter since the VIZIO VOICE remote began shipping

Santa Clara, CA., February 24, 2022—SoundHound Inc., a global leader in voice artificial intelligence, currently in the process of becoming a public company through its expected merger with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPT subunits, which consist of one share of common stock and 1/4 of a warrant), today announced an expansion of its partnership with VIZIO (NYSE: VZIO), the #1 American-based TV brand, to voice-enable a majority of VIZIO’s TVs and collaborate on interactive experiences. Following the successful rollout of a voice-enabled VIZIO remote and app in Spring of 2021, which has seen daily voice queries double every quarter, the companies will continue to expand their partnership to further innovate the TV viewing experience.

SoundHound's advanced voice AI technology integration into VIZIO's voice-enabled remote and mobile apps allows viewers to speak naturally to search for TV shows and movies, change TV settings, switch picture modes, launch apps, check the weather, and more.

With its library of hundreds of content domains, SoundHound’s Voice AI platform opens the door to unique voice commerce opportunities. Together, SoundHound and VIZIO continue to innovate with a focus on the consumer experience and voice-enabled interactive opportunities for viewers.

“At VIZIO, we always strive to deliver the best-in-class television experience to our users. With SoundHound’s technology integrated into VIZIO TVs, we are able to make the ease of voice interactions part of the TV experience,” said David Rudnick, Senior Vice President of Product Engineering at VIZIO. “Our goal is to always improve the user experience and help consumers find the content they are looking for with simple voice commands. Overall, remotes have never made finding content an easy task but with voice, users can quickly find the content they want with the complex search technology happening in the background.”

The conversational interface allows users to ask questions such as:

●	"Show me trending TV shows"
●	"Launch Netflix"
●	"Show me animated family movies"
●	"Turn down the volume"
●	"Show me movies on WatchFree+"

“VIZIO has always been at the forefront of providing cutting-edge technology and experiences to its users, so it was natural and seamless to integrate SoundHound’s voice AI technology with their product,” said James Hom, Co-Founder and VP of Products, SoundHound Inc. “As voice AI becomes more ubiquitous and a commonly used interface for consumers, we believe there is a big opportunity to extend voice AI into interactive and commerce opportunities.”

About SoundHound Inc.

SoundHound Inc., a leading innovator of conversational intelligence, offers an independent voice AI platform that enables businesses across industries to deliver best-in-class conversational experiences to their customers. Built on proprietary Speech-to-Meaning® and Deep Meaning Understanding® technologies, SoundHound’s advanced voice AI platform provides exceptional speed and accuracy and enables humans to interact with products and services like they interact with each other—by speaking naturally. SoundHound is trusted by companies around the globe, including Hyundai, Mercedes-Benz, Pandora, Deutsche Telekom, Snap, VIZIO, KIA, and Stellantis. www.soundhound.com

In November 2021, the company entered into a definitive merger agreement with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPU units, ATSPT subunits). If the transaction is consummated, the company expects to be publicly listed on Nasdaq under the symbol SOUN following the closing of the transaction.

About VIZIO

Founded and headquartered in Orange County, California, our mission at VIZIO Holding Corp. (NYSE: VZIO) is to deliver immersive entertainment and compelling lifestyle enhancements that make our products the center of the connected home. We are driving the future of televisions through our integrated platform of cutting-edge Smart TVs and powerful SmartCast™ operating system. We also offer a portfolio of innovative sound bars that deliver consumers an elevated audio experience. Our platform gives content providers more ways to distribute their content and advertisers more tools to target and dynamically serve ads.

About Archimedes Tech SPAC Partners Co.

Archimedes Tech SPAC Partners Co. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in the artificial intelligence, cloud services, and automotive technology sectors.

Shares of Archimedes’ common stock are currently trading on the Nasdaq Capital Market as part of Archimedes' subunits under the symbol “ATSPT,” with each subunit consisting of one share of the Archimedes’ common stock and ¼ warrant. A holder will only be able to retain the ¼ warrant underlying the subunit if the holder elects to retain the subunit through the consummation of Archimedes and SoundHound's merger. The subunits will not separate into shares of common stock and warrants until the consummation of Archimedes and SoundHound's merger.

Important Information and Where to Find It

This press release refers to a proposed transaction between Archimedes Tech SPAC Partners Co. ("Archimedes") and SoundHound. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The definitive proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes' stockholders in connection with the proposed transaction. Information about Archimedes' directors and executive officers and their ownership of Archimedes' securities is set forth in Archimedes' filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. SoundHound does not undertake any obligation to update any forward-looking statements, except as required by law.

Contact:

SoundHound, Inc.

Lisa Flattery

(408) 441-3294

PR@SoundHound.com